UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Qualys, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74758T 303

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74758T 303	Page 2 of 6

1.	Names of Reporting Persons. Philippe Courtot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Mr. Courtot is a citizen of France.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,037,069[1]
	6.	Shared Voting Power 100,000[2]
	7.	Sole Dispositive Power 6,037,069[1]
	8.	Shared Dispositive Power 100,000[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,137,069[1,2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 15.53%[3]
12.	Type of Reporting Person (see Instructions) IN

[1]	Includes an aggregate of 927,257 shares of common stock subject to options exercisable and restricted stock units (“RSUs”) that vest within 60 days of December 31, 2017.
[2]	100,000 shares are held by Freya Anne Eduarte, as custodian for Mr. Courtot’s minor daughter, who is a member of his household.
[3]	Percentage based on 38,598,117 shares of common stock of Qualys, Inc. (“Qualys”) outstanding as of December 31, 2017, as reported by Qualys to the reporting person.

CUSIP No. 74758T 303	Page 3 of 6

Item 1.

(a)	Name of Issuer: Qualys, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 919 E. Hillsdale Blvd., Foster City, California 94404

Item 2.

(a)	Name of Person Filing: Philippe Courtot

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person and is 919 E. Hillsdale Blvd., Foster City, California 94404

(c)	Citizenship: Mr. Courtot is a citizen of France.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 74758T 303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 74758T 303	Page 4 of 6

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,137,069[1,2]

(b)	Percent of class: 15.53[3]%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 6,037,069[1]

(ii)	Shared power to vote or to direct the vote 100,000[2]

(iii)	Sole power to dispose or to direct the disposition of 6,037,069[1]

(iv)	Shared power to dispose or to direct the disposition of 100,000[2]

[1]	Includes an aggregate of 927,257 shares of common stock subject to options exercisable and RSUs that vest within 60 days of December 31, 2017.
[2]	100,000 shares are held by Freya Anne Eduarte, as custodian for Mr. Courtot’s minor daughter, who is a member of his household.
[3]	Percentage based on 38,598,117 shares of common stock of Qualys outstanding as of December 31, 2017, as reported by Qualys to the reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 74758T 303	Page 5 of 6

Item 10.	Certifications

Not applicable.

CUSIP No. 74758T 303	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018

PHILIPPE COURTOT

/s/ Bruce Posey
Bruce Posey, Attorney-in-Fact for the above-listed individual*

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.